# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Victory Portfolios II, CIK 0001547580
CUSIP: 92647X798
Title of class of securities: Exhange Traded Fund
Address of issuer's principal executive offices: 4900 TIEDEMAN ROAD, 4TH FLOOR, 4900 TIEDEMAN ROAD, 4TH FLOOR, BROOKLYN, Ohio (OH), 44144
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000092230-24-000105
Filed by CIK 0000092230

## Reporting persons
- TRUIST FINANCIAL CORP: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 2,891; shared dispositive power 0; aggregate amount beneficially owned 2,891 (1.7% of the class)

## Item 1. Issuer
Name of issuer: Victory Portfolios II
Address of issuer's principal executive offices: 4900 TIEDEMAN ROAD, 4TH FLOOR, 4900 TIEDEMAN ROAD, 4TH FLOOR, BROOKLYN, OHIO, 44144.

## Item 2. Person Filing
Name of person filing: Truist Financial Corporation as Parent Holding Company for Truist Advisory Services, Inc. an affiliated Registered Investment Advisor
Address of principal business office or, if none, residence:
214 North Tryon Street
Charlotte, NC 28202
Citizenship:
Truist Financial Corporation is a North Carolina Corporation;
Truist Advisory Services, Inc. is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2891
Percent of class: 1.70
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2891
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TRUIST FINANCIAL CORP: Edward M. Kwiatkowski, Vice President (08/06/2025)